November 20, 2019

Antony Leung
Chairman
New Frontier Corp
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

       Re: New Frontier Corp
           Preliminary Proxy Materials on Schedule PreR14A
           Filed on November 12, 2019
           File no. 001-38562

Dear Mr. Leung:

       We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Materials on Schedule PRER14A filed on November 12, 2019

Index to Consolidared Financial Information, page F-1

1. Please update to include New Frontier Corp's most recent interim financial statements filed in the Form 10-Q for the quarter ended September 30, 2019. Similarly, please also update the related disclosures including MD&A and the pro forma information.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
 Antony Leung
New Frontier Corp
November 20, 2019
Page 2

Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                         Sincerely,
FirstName LastNameAntony Leung
                                                         Division of
Corporation Finance
Comapany NameNew Frontier Corp
                                                         Office of Real Estate
& Construction
November 20, 2019 Page 2
cc:       Jonathan Rochwarger, Esq.
FirstName LastName